SAFRAN

June 14, 2006

RECEIVED

2006 JUN 19 P 4:23

OFFICE OF INTERNATION[redacted]
CORPORATE FINANCE[redacted]

SIÈGE SOCIAL

06014515

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

cc: Alain Marcheteau
(Safran)
Robert C. Treuhold
Bertrand Sénéchal
(Shearman & Sterling LLP)

Annex

I. PRESS RELEASES

No

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

May 31, 2006 - Notice regarding the number of voting rights at the time of the combined shareholder's meeting of May 18, 2006

May 31, 2006 – Notice regarding shareholders' approval of the corporate and consolidated accounts published on May 3, 2006.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

Micellaneous Notices

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917

Registered office : 2, boulevard du Général Martial Valin, Paris 15e

Commercial Registry of Paris : 562082909

VOTING RIGHTS

Pursuant to the provisions of Article L.223-8 of the French Commercial Code, it is specified that at the time of the combined shareholder's meeting of the hereabove designated company, held on May 18, 2006, the total number of existing voting rights was 503,029,579.

May 31, 2006 Bulletin No. 65

BULLETIN DES ANNONCES LEGALES OBLIGATOIRES
(French Legal Gazette)

Periodical

Commercial and industrial companies

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917

Registered office : 2, boulevard du Général Martial Valin, 75724 Paris Cedex 15

Commercial Registry of Paris : 562082909

Financial year : January 1 to December 31

I. - SAFRAN's annual corporate and consolidated accounts as of and for the year ended December 31, 2005, which were published in the *Bulletin des Annonces légales et obligatoires* No. 53 of May 3, 2006, were approved without change by the shareholder's meeting of May 18, 2006.

II. – Auditor's report on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the results of its operations for the year then ended and the assets and the financial position of the Company as of December 31, 2005 in accordance with accounting principles generally accepted in France.

Without qualifying the above opinion, we draw your attention to the "A. – Accounting principles" note to the annex, which specifies the change of method concerning the accounting of assets and liabilities expressed in foreign currencies.

Paris and Neuilly-sur-Seine, April 11, 2006:

The Auditors :

Constantin Associés: Deloitte & Associés:

Jean-Paul Seguret Jean-Paul Picard Philippe Battisti

III. – Auditors' report (consolidated financial statements)

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2005 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

Without qualifying the above opinion, we draw your attention to the "Pro forma financial information" note to the consolidated financial statements which specifies how the pro forma information relating to the 2004 and 2005 income statements and the consolidated balance sheets as of January 1 and December 31, 2005 has been prepared and states that this information is not necessarily representative of the financial position or performances that could have been recorded had the Sagem and Snecma group merger taken place at a date prior to its actual occurrence.

Paris and Neuilly-sur-Seine, April 11, 2006:

The Auditors :

Constantin Associés: Deloitte & Associés:

Jean-Paul Seguret Jean-Paul Picard Philippe Battisti